1. In accordance with FDIC policies. Attention: Business Editors Date: August 26, 2025 VERSABANK ANNOUNCES VERSABANK USA LAUNCH OF TOKENIZED DEPOSIT PILOT PROGRAM IN UNITED STATES – Bank’s Proprietary Digital Deposit Receipts (DDRs) Offer Significant Advantages over Stablecoins as Bank-Issued Deposits on the Blockchain as 1:1 Representation of Actual Cash Deposits with Ability to Pay Interest and FDIC Insurance1 – LONDON, ONTARIO AND MINNEAPOLIS, MINNESOTA/CNW/ – As traditional stablecoins gain traction as a tool for various financial activities within the cryptocurrency ecosystem, VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced that its wholly owned subsidiary, VersaBank USA, has launched an internal pilot program in the United States for its USDVBs, the US-dollar version of its proprietary Digital Deposit Receipts ("DDRs") (the “USDVB Pilot Program”). Developed exclusively by VersaBank using its proprietary technology, DDRs are bank-issued tokenized deposits, which are highly encrypted 1:1 digital representations of actual cash deposits that provide superior security, stability, and regulatory compliance compared to stablecoins. They combine the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. Consistent with the Bank’s similar pilot program completed in Canada, the purpose of the USDVB Pilot Program is to demonstrate the functionality, security, and operational integrity of VersaBank USA DDRs in a US dollar environment and to ensure compliance with US banking regulations, including the Bank Secrecy Act (BSA) and Office of Foreign Assets Control (OFAC). The launch of the USDVB Pilot Program is a critical milestone in VersaBank USA’s preparations to commercialize its USDVB in the United States. VersaBank USA will seek the Office of the Comptroller of the Currency’s (OCC’s) “non-objection” prior to launching commercially. “We believe VersaBank USA’s USDVBs are the first operational, tokenized deposit issued by a nationally licensed bank in the United States,” said David Taylor, Founder and President, VersaBank. “VersaBank fundamentally believes licensed banks, as the trusted, regulated safekeepers of personal and business cash assets and other valuables, are naturally positioned to do the same for digital currencies. Our USDVB DDRs, developed in conjunction with law enforcement, represent the next step in the evolution of digital assets for both deposits and payments, and, importantly, a superior alternative to stablecoins based on their one-for-one representation of actual cash on deposit with our Bank, the legal ability to pay interest, and FDIC insurance1. Accordingly, our DDRs are not only a significant opportunity for VersaBank USA itself to generate very low-cost deposits to fund our US growth but also the ideal, market-ready solution for US banks, payment providers and other financial businesses to quickly, seamlessly and cost-effectively enter this critical next stage of the digital commerce evolution. With every confidence in a successful pilot program, we are steadily advancing plans toward commercialization of our DDRs, both internally and through potential third-party partners.”

1. In accordance with FDIC policies. VersaBank USA’s USDVB Pilot Program will follow a phased testing program involving thousands of transactions of de minimis value with controlled internal testing and expanding to include limited external deployment with designated deposit partners and their clients. USDVBs will be issued at a rate of 1 USDVB for each US$1.00 on deposit with VersaBank USA. Issuance and redemption and basic management of USDVBs will occur through VersaBank’s proprietary VersaVault digital vault platform on the Algorand, Ethereum and Stellar blockchains and access to and control of USDVBs will be managed through its VersaView e-wallet platform. VersaBank USA expects the USDVB Pilot Program to be completed by the end of calendar 2025 with commercial launch to occur as soon as possible thereafter. ABOUT VERSABANK’S DIGITAL DEPOSIT RECEIPTS Digital Deposit Receipts (DDRs) are VersaBank’s proprietary tokenized deposits, functioning as digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions. As one-for-one representations of an actual fiat currency on deposit with the Bank (or any bank using DDRs) that are issued by a federally chartered bank and are permitted to pay interest and federally insured, DDRs offer significant advantages over traditional stablecoins. VersaBank’s DDRs were developed in conjunction with law enforcement as a trusted alternative to stablecoins for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaVault® is the world’s first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, addressing the need for regulated custody of digital assets with secure platforms. VersaVault’s military-grade security technology is SOC2 Type 1 Audit compliant and securely manages highly sensitive cryptographic material essential for issuing and redeeming, and ongoing management of USDVB DDRs. It provides robust protection for sensitive data used throughout these critical token lifecycle events, ensuring end-to-end security and traceability. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

1. In accordance with FDIC policies. FORWARD-LOOKING STATEMENTS This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the proposed Structural Realignment; the relocation of the Bank’s headquarters to the United States; the expected realization of additional shareholder value, the mitigation of risk and the reduction of corporate costs as a result of the proposed Structural Realignment; the key elements of the proposed Structural Realignment, including the listing of VersaHoldings’ shares on the Nasdaq and the anticipated regulatory framework; the specific terms and conditions of the proposed Structural Realignment; the ability to obtain inclusion on stock indices, including the Russell 2000; expected corporate governance changes and changes in management in connection with the proposed Structural Realignment; the ability to expand internationally beyond Canada and the United States; and the intention to file a registration statement on Form S-4 (including a preliminary management information circular/prospectus). Words such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes”, “aims”, “endeavours”, “projects”, “continue”, “predicts”, “potential”, “intends”, or the negative of these terms or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “should” are intended to identify forward-looking statements. These forward-looking statements by their nature require the Bank to make assumptions and are subject to inherent risks and uncertainties that may be general or specific, including without limitation with respect to: the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the United States in which the Bank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Federal Reserve; global commodity prices; the effects of competition in the markets in which the Bank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and the Bank’s anticipation of and success in managing the risks implicated by the foregoing. The foregoing list of important factors is not exhaustive. Although the Bank believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and actually results may differ materially. Completion of the proposed Structural Realignment is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent the Bank’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. The Bank undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

1. In accordance with FDIC policies. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X